1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 25, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management, and Lauren Hamilton, Office of Chief Accountant

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Company”)

(File Nos. 333-225861; 333-225862)

Dear Mmes. Larkin and Hamilton:

Thank you for your telephonic comments regarding the registration statements on Form N-14 relating to the following: (i) the Advantage Portfolio, a series of the Company, filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2018 in connection with a proposed Agreement and Plan of Reorganization (an “Agreement”), pursuant to which substantially all of the assets and liabilities of the Insight Portfolio, a series of the Company, would be transferred to the Advantage Portfolio, in exchange for shares of beneficial interest of the Advantage Portfolio; and (ii) the Global Advantage Portfolio, a series of the Company, filed with the Commission on June 25, 2018 in connection with separate proposed Agreements, pursuant to which substantially all of the assets and liabilities of each of the Global Discovery Portfolio and Global Insight Portfolio, each a series of the Company, would be transferred to the Global Advantage Portfolio, in exchange for shares of beneficial interest of the Global Advantage Portfolio. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf.  Below, we describe the changes made in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the applicable proxy statement and prospectus that will be filed via EDGAR on or about July 25, 2018.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

Comment 1.                            Please consider labeling the exhibits to each proxy statement and prospectus to facilitate the ability of a Stockholder to locate such exhibits.

Response 1.                               We respectfully acknowledge the comment; however, each proxy statement and prospectus, and related exhibits, mailed to Stockholders and posted on the Stockholder-accessible website disclosed in each proxy card are formatted in such a way to facilitate the ability of a Stockholder to locate exhibits to the respective proxy statement and prospectus.

Comment 2.                            Please revise the proxy cards to include voting boxes corresponding to the proposal to “consider and act upon any other business as may properly come before the Meeting or any adjournments or postponements thereof.”

Response 2.                               We respectfully acknowledge the comment; however, this item does not relate to a proposal on which Stockholders can vote. In addition, as noted in each proxy statement and prospectus, the chairman of the meeting or an officer of the applicable Acquired Fund has the power to adjourn the respective meeting from time to time. The proxy cards have been revised to remove this item from the list of proposals.

Comment 3.                            In the section entitled “Synopsis” of each proxy statement and prospectus, please include disclosure regarding the following in light of anticipated portfolio turnover: (i) the reasons for portfolio realignment; (ii) the extent and cost of portfolio realignment; (iii) the percentage of the Acquired Fund’s portfolio that is expected to be sold as a result of portfolio realignment and an estimate of realized gains expected to result from such sales; and (iv) a statement that total reorganization costs do not reflect commissions that may be incurred during portfolio realignment. Please also include this disclosure in the financial statements and tickmark the security positions of each Acquired Fund anticipated to be sold as part of the respective Reorganization.

Response 3.                               The disclosure has been revised accordingly except that, with respect to (ii) and (iii), the cost of portfolio realignment and an estimate of realized gains expected to result therefrom has not been included. Furthermore, no Acquired Fund has tickmarked security positions in its financial statements anticipated to be sold as part of the respective Reorganization. The foregoing disclosures have been excluded because the projected portfolio turnover rate of 60% is based upon a number of variables and assumptions, such as cash flow and market conditions. Accordingly, providing the requested costs/gains may result in disclosing numbers materially different from actual costs/gains subsequent to portfolio realignment. We believe that the added disclosure in response to this comment, coupled with existing disclosure in each proxy statement and prospectus, appropriately informs Shareholders regarding portfolio turnover. In addition, because each Acquiring Fund pursuant to its respective investment guidelines may hold all of the securities in the applicable Acquired Fund’s portfolio, the tickmark exercise could be potentially misleading to Shareholders given that, with respect to any particular security, such security may not ultimately be sold as part of portfolio realignment.

Comment 4.                            With respect to the section entitled “Synopsis—Fee Tables” in each proxy statement and prospectus, please supplementally confirm that the expense ratios reflect current operating expenses of the respective Fund in compliance with Form N-14.

Response 4.                               We hereby confirm that the expense ratios reflect current operating expenses of the respective Fund in compliance with Form N-14.

Comment 5.                            In the section entitled “The Reorganization[s]—The Board’s Considerations” of each proxy statement and prospectus, please include a discussion of the alternative courses of action the Board will consider should the applicable Reorganization not be approved by Shareholders.

Response 5.                               We respectfully acknowledge the comment but believe that the current discussion is appropriate and consistent with the principal considerations of the Board with respect to each Reorganization.

Comment 6.                            Please reconcile the pro forma adjustments in the capitalization tables in each proxy statement and prospectus with the respective corresponding “Pro Forma Combined Condensed Statements of Assets and Liabilities,” or supplementally explain why the current presentation is accurate.

Response 6.                               We respectfully acknowledge the comment; however, the current presentation is accurate based upon the manner in which the information is disclosed. The pro forma adjustments in the capitalization tables reflect those adjustments, based upon the relevant net asset values of the Funds involved, made to the shares outstanding of the Acquiring Fund as a result of the reorganization of the respective Acquired Fund into that Acquiring Fund (i.e., issuance of additional shares). The disclosure in the financial statements is with respect to pro forma adjustments made to the number of total shares outstanding of the respective Combined Fund, based upon the relevant net asset values of the Funds involved.

The process by which the respective Acquiring Fund issues additional shares in connection with the applicable Reorganization is further described in each proxy statement and prospectus under the section entitled “The Reorganization—The Reorganization Agreement[s].”

Comment 7.                            Please revise the disclosure to include a footnote to the pro forma financial statements of each Combined Fund regarding the cost of the respective Reorganization to each Fund and the rationale for allocation of such cost, whether or not the Reorganization is consummated.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            Please disclose in the financial statements the effect of the respective Reorganization on net assets, management fees and other expenses, and any other significant adjustments relating to the transaction.

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            Please revise the footnote of “Reorganization Expense” in the financial statements to “Adjustment due to Reorganization Expense.”

Response 9.                               The disclosure has been revised accordingly.

Comment 10.                     With respect to the Reorganization of Global Discovery Portfolio and Global Insight Portfolio into Global Advantage Portfolio, please disclose in the financial statements whether the execution of the Reorganizations are contingent upon both being approved.

Response 10.                        The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai